UNITED STATES
      SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1  )


Optical Cable Corporation
(Name of Issuer)


Common Stock
                           (Title of Class of Securities)


                                  683827109
                                 (CUSIP Number)


                              November 30, 2001
  (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]  Rule 13d-1(b)

         [_]  Rule 13d-(c)

         [_]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed"
for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to
the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).




CUSIP No.     683827109      13G         Page 2 of 6  Pages


1.  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    The Bear Stearns Companies Inc.
        IRS# 13-3286161
________________________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
                                                      (a)  [_]
                                                      (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES               **
               _________________________________________________________________
BENEFICIALLY    6.   SHARED VOTING POWER

  OWNED BY            **
               _________________________________________________________________
    EACH            7.   SOLE DISPOSITIVE POWER

  REPORTING           **
               _________________________________________________________________
   PERSON         8.   SHARED DISPOSITIVE POWER

    WITH                   **
________________________________________________________________________________
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    **
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    **
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

    HC
________________________________________________________________________________


CUSIP No.     683827109       13G               Page 3 of 6 Pages


1.  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Bear, Stearns Securities Corp.
        IRS# 13-3604093
________________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
                                                                    (a)  [_]
                                                                    (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES               **
               _________________________________________________________________
BENEFICIALLY    6.   SHARED VOTING POWER

  OWNED BY            **
               _________________________________________________________________
    EACH            7.   SOLE DISPOSITIVE POWER

  REPORTING           **
               _________________________________________________________________
   PERSON         8.   SHARED DISPOSITIVE POWER

    WITH                   **
________________________________________________________________________________
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    **
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    **
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

       BD
________________________________________________________________________________


CUSIP No.     683827109     13G               Page 4 of 6 Pages

Item 1(a).  Name of Issuer is Optical Cable Corporation
                           (the "Issuer").

Item 1(b).  The principal executive office of the Issuer is located at 5290 Concourse Drive,  Roanoke, Virginia 24019.

Item 2(a).  The names of persons filing this statement is
                            The Bear Stearns Companies Inc.  (the "Filer").

Item 2(b).  The principal business office of the Filer is located at
                            245 Park Avenue, New York,       New York 10167.

Item 2(c).  The Filer is Incorporated in Delaware.

Item 2(d).  This statement relates to shares of common stock of the Issuer.

Item 2(e).  The CUSIP number of the Securities is 683827109.

Item 3.       If this statement is filed pursuant to 240.13d-1(b)
                           or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  [_]  Broker or dealer registered under Section
                     15 of the Act (15 U.S.C.78o).

182:    (b)  [_]  Bank as defined in Section 3(a)(6) of the
                    Act (15 U.S.C. 78c).

184:    (c)  [_]  Insurance  company as defined in Section 3(a)(19)
                    of the Act (15 U.S.C. 78c).

 (d)  [_]  Investment  company  registered under Section 8 of the
                       Investment   Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [_]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

 (f)   [_]  An employee  benefit plan or endowment  fund in accordance
                      with     240.13d-1(b)(1)(ii)(F);

 (g)  [X]  A parent holding company or control  person in accordance
                       with    240.13d-1(b)(1)(ii)(G);

(h)  [_]  A savings association  as defined in Section 3(b) of the Federal  Deposit Insurance Act (12 U.S.C. 1813);

(i)   [_]   A church  plan  that  is  excluded  from  the  definition
                      of an investment company under Section 3(c)(14)
                      of the Investment Company Act of 1940
                      (15 U.S.C. 80a-3);

                  (j)   [_]  Group, in accordance with 240.3d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), c
        heck this box.   [_]

CUSIP No.     683827109     13G       Page 5 of 6 Pages


Item 4.    Ownership.

       **

Item 5.    Ownership of Five Percent or Less of a Class.

                **

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

         **

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Bear, Stearns Securities Corp is a subsidiary of The Bear Stearns
        Companies Inc.

Item 8.    Identification and Classification of Members of the Group.

               Not Applicable

Item 9.    Notice of Dissolution of Group.

               Not Applicable

Item 10.  Certification.

240:   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the
243:   effect of changing or influencing the control of the Issuer of the Securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


** Filer is in the process of liquidating shares held in the account of Robert Kopstein pursuant to his margin account. The number of shares to be liquidated is dependent upon the market agreement price at the time of liquidation and therefore is not readily determinable. As of the close of business on November 30, 2001, an aggregate amount of 10,547,300 shares have been sold by filer and the shares that would need to be sold to satisfy the remaining margin requirements represents less than 5% of the outstanding shares on that date. The Filer intends on liquidating only such number of shares as required to meet the margin requirements and does not intend to vote or direct the vote
      of such shares.    The Filer disclaims beneficial ownership
      of any such shares.






CUSIP No.     683827109                  13G           Page 6 of 6 Pages


                                   SIGNATURE

260: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   December 7, 2001


                                           THE BEAR STEARNS COMPANIES INC.



                                                        By:_____________
	                                        Name:  Michael Alix
	                                        Title:     Senior Managing Director




Attention.  Intentional  misstatements or omissions of fact constitute
        Federal criminal  violations (see 18 U.S.C. 1001).